SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

 Publicly Held Company

Corporate Taxpayer (CNPJ/MF) 42.150.391/0001-70

Company Registry (NIRE) 29.300.006.939

NOTICE TO THE MARKET

BRASKEM S.A. (“Braskem”), complementing the information provided in the Notice to Shareholders published on August 9, 2010, announces to the market that, in compliance with Paragraph 2, Article 256 and Article 137 of Law 6,404/76 ("Brazilian Corporation Law"), it has ratified the merger of shares issued by Rio Polímeros S.A. resolved by the Extraordinary General Meeting held on August 30, 2010 ("Stock Merger"), and also takes this opportunity to announce that, after the expiration of the legal period for the exercise of withdrawal rights, only one shareholder, which holds four hundred and eleven (411) common shares issued by Braskem, has formalized its dissent regarding the Share Merger, with reimbursement of the value of the shares it held prior to the start of trading session on August 10, 2010.

As previously informed, the refund will be based on the book value of the share, as per the balance sheet of December 31, 2009, which corresponds to nine reais and fifteen centavos and fraction (R$9.15237722) per share, totaling three thousand, seven hundred sixty-one reais and sixty-three centavos (R$3,761.63), which will be paid to the dissenting shareholder as of October 11, 2010 upon credit of the full amount to Itaú Unibanco S.A. (“Itaú Unibanco”), the depositary bank of Braskem’s shares, and be effected based on the corresponding shareholder registry information and ownership position at the start of trading session on August 10, 2010.

Itaú Unibanco is available to shareholders to answer any questions at the phone +55 (11) 5029-7780 or at the Shareholder Services Locations at the bank branches located at the following addresses:

Brasília Branch Specialized in Securities
Contact: Constancia Maria S. de Oliveira
SCS Quadra 3 – Edif. D’Angela, 30 – Bloco A, Sobreloja
Centro – Brasília/DF, CEP: 70300-500

Belo Horizonte Branch Specialized in Securities

Contact: Jussara Maria Miranda de Souza
Av. João Pinheiro, 195 – Subsolo
Centro – Belo Horizonte/MG, CEP: 30130-180

Curitiba Branch Specialized in Securities
Contact: Márcia Regina de N. Machado
R. João Negrão, 65 – Sobreloja
Centro – Curitiba/PR, CEP: 80010-200

Porto Alegre Branch Specialized in Securities
Contact: Sandra Ferreira da Silva
R. Sete de Setembro, 746 – Térreo
Centro – Porto Alegre/RS, CEP: 90010-190

Rio de Janeiro Branch Specialized in Securities
Contact: Mônica Lopes Carvalho Rodrigues
R. Sete de Setembro, 99 – Subsolo
Centro – Rio de Janeiro/RJ, CEP: 20050-005

São Paulo Branch Specialized in Securities
Contact: Cláudia A. Germano Vasconcellos
R. Boa Vista, 176 – 1 Subsolo
Centro - Sao Paulo/SP, CEP: 01092-900

Salvador Branch Specialized in Securities
Contact: Watson Carlos Passos Barreto
Av. Estados Unidos, 50 - 2º AND - (ED SESQUICENTENÁRIO)
Comércio - Salvador/BA, CEP: 40020-010

São Paulo, September 30, 2010

Marcela Aparecida Drehmer Andrade

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.